Exhibit 99.2

ROYAL STANDARD MINERALS INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
AND
MANAGEMENT INFORMATION CIRCULAR

November 1, 2012

Wednesday, November 28, 2012 at 10:00 a.m.

Cassels Brock LLP
2100 Scotia Plaza, 40 King Street West
Toronto, Ontario, Canada, M5H 3C2

ROYAL STANDARD MINERALS INC.

Notice of Special Meeting of Shareholders

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the shareholders of Royal Standard Minerals Inc. (the “Corporation”) is to be held on November 28, 2012, at the offices of Cassels Brock & Blackwell LLP, 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada, M5H 3C2, at 10:00 a.m., for the following purposes:

1.

to consider and, if thought advisable, to pass, with or without variation, a special resolution (the “Sale Resolution”) approving the sale of the interests of the Corporation and of its wholly-owned subsidiary, Manhattan Mining Co., in the Goldwedge and Piñon properties and the assets related thereto to Scorpio Gold Corporation (“Scorpio”) and its wholly-owned subsidiary Goldwedge LLC for $1.25 million in cash, 3 million common shares of Scorpio and the assumption by Scorpio of approximately US$12 million in principal and all interest, fees and other amounts due on such principal (such amounts having an approximate current aggregate value of US$16.65 million) currently owing by the Corporation to Waterton Global Value, L.P., the Corporation’s principal creditor (collectively, the “Sale Transaction”); and

2.	to transact such further or other business as may properly come before the Meeting or any adjournment or postponement thereof.

A copy of the Sale Resolution is attached as Appendix B to the management information circular of the Corporation dated November 28, 2012 (the “Circular”) accompanying this Notice of Special Meeting.

The Sale Resolution must be approved by at least two-thirds of the votes cast by the shareholders of the Corporation present or voting by proxy and entitled to vote at the Meeting. Pursuant to the Canada Business Corporations Act (the “CBCA”), shareholders have the right to dissent in respect of the Sale Transaction and be paid the fair value of their shares, subject to certain conditions. The dissent procedures are described in the Circular under the heading “Dissent Rights”. Failure to comply strictly with the dissent procedures may result in the loss or unavailability of any right to dissent.

In the event that the Sale Resolution is not approved by the shareholders of the Corporation and the Sale Transaction is not completed, the Corporation will be faced with approximately $20.45 million in outstanding obligations, all of which will be past due. As the Corporation has effectively ceased mining operations at its Goldwedge property and has no available sources of funds and no projected revenue, the Corporation does not anticipate being able to secure funding to meet these obligations. As such, among the alternative measures that the Corporation’s management will be required to pursue is to ready the Corporation to file for protection under the Companies’ Creditors Arrangement Act and/or the Bankruptcy and Insolvency Act in the event that the Corporation is unable to address its liquidity constraints.

This Notice of Special Meeting is accompanied by a form of proxy and the Circular. Reference should be made to the accompanying Circular for details of the above matters.

The board of directors of the Corporation (the “Board of Directors”) has fixed the close of business on October 29, 2012 as the record date for the determination of shareholders of the Corporation entitled to notice of the Meeting and to vote at the Meeting. Shareholders who are unable to attend the Meeting in person are requested to exercise their right to vote by signing and returning the enclosed form of proxy as provided in the proxy. The Board of Directors has fixed 10:00 a.m. (Toronto time) on November 26, 2012 as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof are to be deposited with Equity Financial Trust Company, the registrar and transfer agent of the Corporation.

DATED at Toronto, this 1st day of November, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

“Philip Gross”

President and
Chief Executive Officer

Notes:

1.          The Circular and form of proxy accompany this Notice of Special Meeting. Your vote is important to us. If you are a registered shareholder and are unable to be present at the Meeting, please specify on the accompanying form of proxy the manner in which the shares represented thereby are to be voted, and sign, date and return same in accordance with the instructions set out in the form of proxy and Circular.

2.          If you are a beneficial shareholder and receive these materials through your broker or another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or intermediary.

TABLE OF CONTENTS

GENERAL PROXY INFORMATION	1

VOTING SHARES AND PRINCIPAL SHAREHOLDERS	8

THE SALE TRANSACTION	8
General	8
Background to the Sale Transaction	8
Opinion of Financial Advisor	9
Reasons for the Sale Transaction	10
Recommendation of the Board of Directors	10

THE ASSET PURCHASE AGREEMENT	11
Overview	11
Representations and Warranties	11
Covenants	11
Non- Solicitation and Fiduciary Duties of the Board of Directors	12
Conditions of Closing	12
Indemnification	13
Default and Termination	14

INFORMATION CONCERNING THE CORPORATION AFTER THE SALE TRANSACTION	14
The Corporation after the Completion of the Sale Transaction and the Payment of the Debentures Settlement Amount	14
Directors and Officers and Plan for the Corporation	14
Share Capitalization	15
Status as a Reporting Issuer	15

DISSENT RIGHTS	15

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	16

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	16

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING	16

ADDITIONAL INFORMATION	16

APPROVAL	17

APPENDIX A CANADA BUSINESS CORPORATIONS ACT SECTION 190	A -1

APPENDIX B SALE RESOLUTION	B -1

APPENDIX C FAIRNESS OPINION	C-1

ROYAL STANDARD MINERALS INC.

MANAGEMENT INFORMATION CIRCULAR

GENERAL PROXY INFORMATION

Solicitation of Proxies

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by or on behalf of management of Royal Standard Minerals Inc. (the “Corporation”) for use at the special meeting of shareholders of the Corporation (the “Meeting”) to be held on Wednesday, November 28, 2012 at 10:00 a.m. (Toronto time), at the offices of Cassels Brock & Blackwell LLP for the purposes set out in the accompanying notice of meeting (the “Notice of Special Meeting”).

The solicitation of proxies will be made primarily by mail, but proxies may also be solicited personally, by telephone or other telecommunication (including email) by the directors, officers and certain employees of the Corporation at nominal cost. Banks, brokers, custodians, nominees and fiduciaries will be requested to forward the proxy soliciting materials to beneficial owners, and the Corporation will reimburse such persons for reasonable out-of-pocket expenses incurred by them in this connection. The expenses of soliciting proxies, including the cost of preparing, assembling and mailing this proxy material to shareholders, will be borne by the Corporation.

All information in this Circular is given as of the date hereof, unless otherwise indicated.

In this Circular, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Q&A on Proxy Voting

Q:	What am I voting on?

A:

Shareholders are voting on: (1) the “Sale Resolution”, attached as Appendix B to this Circular, approving the sale of the interests of the Corporation and of its wholly-owned subsidiary, Manhattan Mining Co. (“Manhattan”), in the Goldwedge and Piñon properties and the assets related thereto to Scorpio Gold Corporation (“Scorpio”) and its wholly-owned subsidiary, Goldwedge LLC. In return, the Corporation will receive from Scorpio $1.25 million in cash, 3 million common shares of Scorpio and the assumption by Scorpio of approximately US$12 million in principal and all interest, fees and other amounts due on such principal (such amounts having an approximate current aggregate value of US$16.65 million) currently owing by the Corporation to Waterton Global Value, L.P. (“Waterton”), the Corporation’s principal creditor (collectively, the “Sale Transaction”); (2) any such further or other business as may properly come before the Meeting or any adjournment or postponement thereof.

Q:	Who is entitled to vote?

A:

Shareholders as of the close of business on October 29, 2012 (the “Record Date”) are entitled to vote. Each outstanding common share in the capital of the Corporation (the “Common Shares”) is entitled to one vote on those items of business identified in the Notice of Special Meeting.

Q:	How do I vote?

A:	If you are a registered or non-objecting beneficial shareholder, you can vote your Common Shares by mail or fax.

  Mail — Complete, sign and date your proxy form or voting instruction form and return it in the envelope provided or mail to Equity Financial Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario, M5H 4H1, Attention: Proxy Department.

  Fax — Complete, sign and date your proxy form or voting instruction form and send it by fax to 416-595-9593, Attention: Proxy Department.

Registered shareholders can also vote in person at the Meeting.

If your Common Shares are held in the name of a nominee and you are not a non- objecting Beneficial Shareholder, your nominee is required to seek your instructions as to how to vote your Common Shares. You will have received the Circular in a mailing from your nominee, together with a proxy form or request for voting instructions. Each nominee has its own signing and return instructions, which you should follow carefully to ensure your Common Shares will be voted. Please refer to the answer to the question “If my Common Shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my Common Shares?”

Q:	What if I plan to attend the Meeting and vote in person?

A:

If you are a registered shareholder and plan to attend the Meeting and wish to vote your Common Shares in person at the Meeting, do not complete or return the form of proxy. Your vote will be taken and counted at the Meeting. Please register with the Corporation’s transfer agent, Equity Financial Trust Company, upon arrival at the Meeting. If your Common Shares are held in the name of a nominee and you wish to attend the Meeting, refer to the answer to the question “If my Common Shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my Common Shares?” for voting instructions.

Q:	Who is soliciting my proxy?

A:

The enclosed form of proxy is being solicited by or on behalf of management of the Corporation and the associated costs will be borne by the Corporation. The solicitation will be made primarily by mail but may also be made personally, by telephone or other telecommunication (including email) by the directors, officers and certain employees of the Corporation.

Q:	What happens if I sign the form of proxy enclosed with this Circular?

A:

Signing the enclosed form of proxy gives authority to Paul G. Smith, the Chairman of the board of directors of the Corporation (the “Board of Directors”), or failing him, Philip Gross, the President and Chief Executive Officer of the Corporation, or failing him, George Duguay, the Corporate Secretary of the Corporation, respectively, or to another person you have appointed, to vote your Common Shares at the Meeting.

Q:	Can I appoint someone other than these representatives to vote my Common Shares?

A:

Yes. Write the name of this person, who need not be a shareholder of the Corporation, in the blank space provided in the form of proxy and return the proxy to the Corporation’s transfer agent. It is important to ensure that any other person you appoint is attending the Meeting and is aware that he or she has been appointed to vote your Common Shares. Proxyholders should, upon arrival at the Meeting, present themselves to a representative of Equity Financial Trust Company.

Q:	What do I do with my completed proxy?

A:

Return it to Equity Financial Trust Company in the envelope provided, at: Equity Financial Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario, Canada, M5H 4H1, Attention: Proxy Department, or by fax to 416- 595- 9593, so that it is received at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Ontario) prior to the commencement of the Meeting or any adjournment or adjournments thereof, in default of which they may be treated as invalid.

Q:	If I change my mind, can I take back my proxy once I have given it?

A:

Yes. A registered shareholder who executes and returns a proxy has the power to revoke it (to the extent that it has not been exercised) by depositing a written statement to that effect executed by the shareholder or his, her or its attorney duly authorized in writing, or, if the shareholder is a corporation, by written instrument executed (under corporate seal if so required by the rules and laws governing the corporation) by a duly authorized signatory of such corporation:

(i)

with the Chairman of the Meeting on the day of the Meeting or any adjournment or adjournments thereof. If such written instrument is deposited with the Chairman of the Meeting on the day of the Meeting or any adjournment or adjournments thereof, such instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy;

(ii)

with the Corporation’s registrar and transfer agent, Equity Financial Trust Company, by mail or by hand delivery at 200 University Avenue, Suite 400, Toronto, Ontario, Canada, M5H 4H1 or by fax to 416- 595- 9593, Attention: Proxy Department, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment or adjournments thereof; or

(iii) in any other manner permitted by law.

A registered shareholder who has revoked a proxy may submit another form of proxy bearing a later date and duly depositing the same as described above in the answer to the question “What do I do with my completed proxy?”.

A non-registered shareholder may revoke a voting instruction or a waiver of the right to receive the meeting materials or a waiver of the right to vote given to an intermediary at any time by written notice to the intermediary, except that an intermediary is not required to act on any such revocation that is not received by the intermediary well in advance of the Meeting.

Q:	How will my Common Shares be voted if I give my proxy?

A:

On the form of proxy, you can indicate how you want your proxyholder to vote your Common Shares, or you can let your proxyholder decide for you. If you have specified on the form of proxy how you want your Common Shares to be voted on a particular issue, then your proxyholder must vote your Common Shares accordingly. If you have not specified on the form of proxy how you want your Common Shares to be voted on a particular issue, then your proxyholder can vote your Common Shares as he or she sees fit. IN THE ABSENCE OF SUCH DIRECTIONS, HOWEVER, YOUR COMMON SHARES WILL BE VOTED IN FAVOUR OF THE APPROVAL OF THE SALE RESOLUTION.

Q:	What if amendments are made to these matters or if other matters are brought before the Meeting?

A:

The persons named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Special Meeting and with respect to other matters which may properly come before the Meeting.

As of the date of this Circular, management of the Corporation knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the form of proxy will vote on them in accordance with their best judgment.

Q:	How many Common Shares are entitled to vote?

A:	As of the Record Date, there are 83,953,825 Common Shares issued and outstanding. Each shareholder has one vote for each Common Share held at the close of business on the Record Date.

Q:	How will the votes be counted?

A:

Unless otherwise required by law and as otherwise provided for herein, each question brought before the Meeting is determined by a majority of votes cast on the question. In the case of equal votes, the Chairman of the Meeting shall not have a second or casting vote.

Q:	Who counts the votes?

A:

The Corporation’s transfer agent, Equity Financial Trust Company, counts and tabulates the proxies. This is done independently of the Corporation to preserve the confidentiality of individual shareholder votes. Proxies are referred to the Corporation only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet the requirements of applicable law.

Q:	If I need to contact the transfer agent, how do I reach them?

A:	You can contact the transfer agent as follows:

by mail:	Equity Financial Trust	by fax:	416-595-9593
	Company		Attention: Proxy Department
200 University Avenue,
Suite 400
Toronto, Ontario M5H 4H1
Attention: Proxy Department

Q:	If my Common Shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my Common Shares?

A:

The information in this section is of significant importance to shareholders who do not hold their shares in their own name, and are thus not “registered shareholders”. Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders are “non-registered” shareholders if the voting shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the voting shares.

More particularly, a person is not a registered shareholder in respect of Common Shares which are held on behalf of that person (the “non-registered shareholder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the non- registered shareholder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS & Co. as nominee for CDS Clearing and Depositary Services Inc.) of which the Intermediary is a participant.

Non-registered holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Corporation are referred to as non- objecting beneficial owners (“NOBOs”). Those non-registered shareholders who have objected to their Intermediary disclosing ownership information about themselves to the Corporation are referred to as objecting beneficial owners (“OBOs”).

In accordance with the requirements of National Instrument 54- 101 of the Canadian Securities Administrators, the Corporation has elected to send copies of the Notice of Special Meeting, this Circular and the form of proxy (collectively, the “Meeting Materials”) directly to the NOBOs, and indirectly through clearing agencies and Intermediaries to the OBOs.

Distribution to NOBOs

These Meeting Materials are being sent to both registered and non-registered shareholders of Common Shares. If you are a non-registered shareholder, and the Corporation or its agent has sent these Meeting Materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

By choosing to send the Meeting Materials to you directly, the Corporation (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions in the proxy form enclosed with the Meeting Materials sent to NOBOs.

Distribution to OBOs

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a non-registered shareholder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to the OBOs. Generally, OBOs who have not waived the right to receive Meeting Materials will either:

(a)	be given a form of proxy which has already been signed by the Intermediary

(typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the OBO but which is otherwise not completed and must be deposited with the transfer agent. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the OBO when submitting the proxy. In this case, the OBO who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Equity Financial Trust Company: Proxy Department, 200 University Avenue, Suite 400, Toronto, Ontario, Canada, M5H 4H1 or by fax to 416-595-9593; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the OBO and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.

In either case, the purpose of this procedure is to permit non-registered shareholders to direct the voting of the Common Shares which they beneficially own. Should a non-registered shareholder who receives one of the above forms wish to vote at the Meeting in person, the non-registered shareholder should strike out the names of the management proxyholders and insert the non-registered shareholder’s name in the blank space provided. In either case, non-registered shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preferred shares. As at the date of this Circular, 83,953,825 Common Shares and no preferred shares were issued and outstanding.

Each Common Share is entitled to one vote. Only holders of Common Shares of record at the close of business on the Record Date are entitled to vote at the Meeting.

The outstanding Common Shares trade on OTC Bulletin Board (the “OTCBB”) under the symbol RYSMF. The Common Shares are subject to the shareholder rights plan agreement dated December 23, 2010 which was adopted by the shareholders of the Corporation on January 11, 2012 (available under the Corporation’s profile on SEDAR at www.sedar.com).

To the knowledge of the directors and officers of the Corporation based on reports filed on the System for Electronic Disclosure by Insiders (SEDI) at www.sedi.ca pursuant to National Instrument 62-103 of the Canadian Securities Administrators and on reports filed on Schedule 13G/A pursuant to Rule 13d-1(c) of the Securities Exchange Act of 1934 (Amendment No. 5 dated January 26, 2010), Sprott Asset Management LP exercises direction or control over 11.8% of the outstanding voting securities of the Corporation of which Sprott Canadian Equity Fund beneficially owns 6.9% .

THE SALE TRANSACTION

General

As a result of the strategic review process previously announced by the Corporation on July 19, 2012, the Corporation and Manhattan entered into a definitive asset purchase and sale agreement (the “Asset Purchase Agreement”) with Scorpio and Scorpio’s wholly-owned subsidiary, Goldwedge LLC, dated October 10, 2012, to sell the interests of the Corporation and of Manhattan in the Goldwedge and Piñon properties and the assets related thereto (the “Assets”).

As consideration, the Corporation will receive from Scorpio $1.25 million in cash, 3 million common shares of Scorpio and the assumption by Scorpio of approximately US$12 million in principal and all interest, fees and other amounts due on such principal (such amounts having an approximate current aggregate value of US$16.65 million) currently owing by Royal Standard to Waterton. Pursuant to the Asset Purchase Agreement, certain amounts including (i) an estimated total of $550,000 in cash advances expected to be paid to the Corporation in monthly instalments prior to the closing of the Sale Transaction and (ii) other specified amounts necessary for the transfer of the Assets upon closing will be held back by Scorpio and will be withheld from the $1.25 million cash consideration due upon closing.

If the Sale Resolution is passed and the Sale Transaction is completed, the Corporation intends to apply the net proceeds from the Sale Transaction to fund ongoing operations and to repay existing creditors.

Background to the Sale Transaction

On June 22, 2012, the Board of Directors met to discuss, among other things, the appointment of a special committee (the “Special Committee”), consisting of directors independent of management, to oversee a strategic review process of the Corporation. At that time a motion was passed approving the establishment of the Special Committee with a mandate to be further determined. On July 8, 2012 the mandate of the Special Committee was approved by the Board of Directors.

The Corporation disclosed in its press release of July 19, 2012 that it had initiated a review process to consider strategic alternatives which might include, but were not limited to, the sale of all or a portion of the Corporation’s assets, the outright sale of the Corporation, a merger or other business combination transaction involving a third party, a joint venture, a financing, as well as continued execution of the Corporation’s existing business plan, or any combination thereof. At the same time the Corporation announced that the Board of Directors had engaged BayFront Capital Partners Ltd. (“BayFront”) as its financial advisor to assist in the strategic review process.

As a result of the strategic review process, on August 29, 2012 the Corporation announced that it had entered into a non-binding letter of intent (the “LOI”) with Scorpio to sell the Corporation’s Goldwedge, Piñon and Fondaway Canyon property interests. At the same time the Corporation announced its intention to slow down daily activity at Goldwedge, its flagship operation, while the future strategy of the Corporation was resolved. In the interim, the Corporation focused on a maintenance and upkeep program at its Goldwedge property.

The Corporation and Scorpio continued to conduct extensive due diligence during the term of the LOI. On September 28, 2012, the Corporation and Scorpio agreed to extend the term of the LOI to October 5, 2012. On October 4, 2012, after extensive due diligence by each of the Corporation and Scorpio, the parties came to a tentative agreement to sell the Goldwedge and Piñon property interests. It was agreed that the Fondaway Canyon property interests, which were initially to be sold to Scorpio in accordance with the terms of the LOI, would remain with the Corporation. On October 5, 2012, the Board of Directors met to discuss the terms of the proposed transaction. The Board of Directors approved the principal terms of the Sale Transaction and authorized the Special Committee to finalize an agreement with Scorpio based on the terms presented and forms of agreement previously negotiated. On October 10, 2012 the Corporation entered into the Asset Purchase Agreement and on October 11, 2012 the Board of Directors ratified the signing of the Asset Purchase Agreement by Paul G. Smith, on behalf of the Corporation, and by Philip Gross, on behalf of Manhattan.

Opinion of Financial Advisor

BayFront was retained as financial advisor to the Board of Directors to provide its opinion as to the fairness, from a financial point of view, to the shareholders of the Corporation, of the consideration payable under a transaction resulting from the strategic review process initiated by the Corporation.

BayFront has rendered an opinion that, as of October 5, 2012, and re-affirmed as at October 11, 2012, the consideration to be paid by Scorpio pursuant to the Sale Transaction is fair, from a financial point of view, to the shareholders of the Corporation (the “Fairness Opinion”). This opinion has been confirmed in writing by BayFront, as of the date of this Circular. A copy of the Fairness Opinion, which sets forth, among other things, the assumptions made, information reviewed, matters considered and the limitations on the scope of the review undertaken by BayFront in rendering its opinion, is attached as Appendix C to this Circular. The description of the Fairness Opinion in this Circular is qualified in its entirety by reference to the full text of the Fairness Opinion. BayFront has provided its written consent to the inclusion of the Fairness Opinion in this Circular.

The Fairness Opinion addresses only the fairness, from a financial point of view, of the Sale Transaction to the Corporation and the shareholders, is for the information of the Board of Directors in connection with its consideration of the Sale Transaction only, and does not constitute a recommendation to any shareholder as to how such shareholder should vote at the Meeting.

Pursuant to its engagement, BayFront is entitled to a fixed fee in connection with its role of financial advisor and the delivery of the Fairness Opinion. The Corporation has also agreed to indemnify BayFront and certain related persons against certain customary liabilities in connection with its engagement.

Reasons for the Sale Transaction

In recommending and approving the Sale Transaction, the Special Committee and the Board of Directors respectively considered several factors including the following:

  The Corporation incurred significant amounts of debt in developing its flagship Goldwedge property. On April 17, 2012 the Corporation announced the commissioning of its mill at the Goldwedge property. As the mill began operations, initial results were disappointing and revenues were not sufficient to service existing debt. The Corporation negotiated a $2 million loan extension from Waterton in May, 2012 and negotiated an additional $2 million loan extension from Waterton in June, 2012, but continued disappointing production results resulted in the Corporation being unable to service certain debt obligations as they became due.

  The current economic uncertainty affecting, in particular, junior mining companies such as the Corporation and the limited financing, merger, sale and other strategic alternatives and opportunities available to such companies.

  Efforts were made by all parties in attempting to locate the best possible opportunity for the Corporation and the shareholders of the Corporation and all parties have agreed that this is the best opportunity currently available to the Corporation and the shareholders.

  Following the closing of the Sale Transaction, the Corporation intends to maintain its status as a reporting issuer under applicable securities legislation and will retain significant assets including, without limitation, the Fondaway Canyon property, the Dixie- Comstock property, tax losses, certain interests in Kentucky and 3,000,000 shares in Scorpio. The Corporation will be released from substantially all obligations due to its principal creditor and will have an opportunity to explore other means to maximize value for the shareholders, including a sale of assets, a sale of the Corporation to a third party seeking a public company structure for its business and the ability to utilize the Corporation’s or Manhattan’s accumulated tax losses or any other strategic alternative or opportunity that might present itself .

  In the event the Sale Transaction is not approved by the shareholders of the Corporation and the Sale Transaction is not completed, the Corporation will be faced with approximately $ 20.45 million in outstanding obligations, all of which will be past due. As the Corporation has effectively ceased mining operations at its Goldwedge property and has no available sources of funds and no projected revenue, the Corporation does not anticipate being able to secure funding to meet these obligations. As such, among the alternative measures that the Corporation’s management will be required to pursue is to ready the Corporation to file for protection under the Companies’ Creditors Arrangement Act and/or the Bankruptcy and Insolvency Act in the event that the Corporation is unable to address its liquidity constraints.

Recommendation of the Board of Directors

The Board of Directors believes that the Sale Transaction is in the best interests of the Corporation. Accordingly, the Board of Directors has approved the Sale Transaction and recommends that shareholders vote to approve the Sale Resolution.

Pursuant to the Canada Business Corporations Act (the “CBCA”), for the Sale Resolution to be effective it must be approved by a majority of not less than two-thirds (66 2/3%) of the votes cast by all shareholders present in person or by proxy at the Meeting and entitled to vote on the Sale Resolution. Unless specified in the enclosed form of proxy that Shares represented by the form of proxy shall be voted against the Sale Resolution, the person represented in the enclosed form of proxy intends to vote FOR the Sale Resolution.

THE ASSET PURCHASE AGREEMENT

Overview

Pursuant to the Asset Purchase Agreement, the Corporation and Manhattan have agreed to sell and Scorpio and Goldwedge LLC have agreed to purchase the Assets. As consideration for the Assets, the Corporation will receive from Scorpio $1.25 million, 3 million common shares of Scorpio and the assumption by Scorpio of approximately US$12 million in principal and all interest, fees and other amounts due on such principal (such amounts having an approximate current aggregate value of US$16.65 million) currently owing by the Corporation to Waterton, the Corporation’s principal creditor. In the event the Sale Resolution is approved by the shareholders at the Meeting, the Sale Transaction would be completed as soon as practicable following the satisfaction and/or waiver of all remaining conditions to the closing of the Sale Transaction set forth in the Asset Purchase Agreement (see “Conditions of Closing” below), but by no later than December 15, 2012, unless otherwise agreed in writing by Scorpio and Royal Standard. A copy of the Asset Purchase Agreement was filed on SEDAR on October 18, 2012. The description of the Asset Purchase Agreement in this Circular is qualified in its entirety by reference to the full text of the Asset Purchase Agreement, which is incorporated herein by reference.

Representations and Warranties

The Asset Purchase Agreement contains customary representations and warranties of the Corporation, Manhattan, Scorpio and Goldwedge LLC.

The Corporation and Manhattan, as applicable, have given representations and warranties related to, among other things: (i) required corporate authorizations; (ii) title to the Assets; (iii) mining rights; (iv) permits; (v) water rights; (vi) environmental liabilities; (vii) litigation; (viii) tax information; (ix) current operations and employees of the Corporation and Manhattan; and (x) due diligence.

Scorpio and Goldwedge LLC, as applicable, have given representations and warranties related to, among other things: (i) required corporate authorizations; (ii) accuracy of its disclosure record; (iii) its reporting issuer status; (iv) its share capital; (v) compliance with applicable laws and regulations; (vi) the accuracy of its financial disclosure; (vii) description of its material properties in its disclosure record; (viii) environmental liabilities; (ix) litigation; and (x) due diligence.

Covenants

The Asset Purchase Agreement contains customary covenants of the Corporation and Scorpio.

The Corporation has provided covenants related to, among other things: (i) the interim operations of the Assets; (ii) access to the Assets; (iii) obtaining required shareholder approval; and (iv) agreeing not to take any action to sell the Assets, or any part thereof, to any party other than Scorpio.

Scorpio has provided covenants related to, among other things: (i) agreeing not to take any action that would interfere with the close of the Sale Transaction; and (ii) the maintenance of its status as a reporting issuer.

The Corporation and Scorpio have provided mutual covenants to, among other things: (i) cause the Sale Transaction to close; (ii) provide notification to the other party of relevant developments; (iii) undertake to take any action considered necessary or advisable to complete any outstanding aspect of the Sale Transaction after the date of closing; (iv) maintain confidentiality; (v) cooperate fully with the filing of any tax returns relating to the Sale Transaction; (vi) provide disclosure supplements; (vii) make commercially reasonable efforts to complete any actions relating to the closing of the Sale Transaction; and (viii) not pay funds with respect to any public official for purposes of influencing the Sale Transaction.

Non-Solicitation and Fiduciary Duties of the Board of Directors

The Corporation and Manhattan have also covenanted and agreed that, until such time as the Asset Purchase Agreement has been terminated, neither party will initiate any step in furtherance of the sale of the Assets, or any part thereof, to any person other than Scorpio or its affiliates, nor will either party solicit any offer from any person with a view to any such sale. Notwithstanding this, if after the date of the Asset Purchase Agreement, the Corporation receives a written acquisition proposal (an “Acquisition Proposal”) that was not received in contravention of the Asset Purchase Agreement, the Corporation and its representatives may (i) provide information with respect to the Corporation or their assets to the person making such Acquisition Proposal; and/or (ii) engage in discussions with the person making such Acquisition Proposal.

The Corporation may enter into an agreement with respect to an Acquisition Proposal which is superior to the Asset Purchase Agreement, provided in each case:

(a)          the Board of Directors of the Corporation has determined, that such Acquisition Proposal is a superior proposal and that the failure to take action would be a breach of its fiduciary duties;

(b)          the Corporation has delivered written notice to Scorpio of the determination of the Board of Directors of the Corporation that the Acquisition Proposal is a superior proposal and of the intention of the Board of Directors of the Corporation to approve or recommend such superior Acquisition Proposal and/or of the Corporation to enter into an agreement with respect to such superior Acquisition Proposal, together with a copy of such agreement (the “Scorpio Superior Proposal Notice”);

(c)          at least three business days have elapsed since the date the Scorpio Superior Proposal Notice was received by Scorpio, which three business day period is referred to in the Asset Purchase Agreement as the “Scorpio Match Period”;

(d)          if (A) Scorpio has not offered to amend the provisions of the Asset Purchase Agreement during the Scorpio Match Period, or (B) Scorpio has offered to amend the provisions of the Asset Purchase Agreement during the Scorpio Match Period and the Board of Directors has determined that such Acquisition Proposal continues to be a superior proposal compared to the proposed amended provisions of the Asset Purchase Agreement offered by Scorpio, then the Corporation may terminate the Asset Purchase Agreement in order to accept the Acquisition Proposal, provided that upon such termination, the Corporation must repay to Scorpio all of the cash advances and pay Scorpio a break-fee in the amount of $1,000,000 upon the closing the transaction resulting from the superior Acquisition Proposal.

Conditions of Closing

The closing of the Sale Transaction is subject to fulfillment, satisfaction or waiver of the following conditions:

(a)          the parties to the Asset Purchase Agreement have obtained all consents and certificates necessary to close the Sale Transaction, including the approval of the TSX Venture Exchange, the consent of Waterton in its capacity as creditor to Royal Standard and the approval of the shareholders of Royal Standard;

(b)          all representations and warranties of the parties to the Asset Purchase Agreement contained the Asset Purchase Agreement will be true and complete as of the date of the Asset Purchase Agreement and as of the date of the closing of the Sale Transaction;

(c)          the parties to the Asset Purchase Agreement have performed, in all material respects, the obligations required by the agreements and covenants contained in the Asset Purchase Agreement;

(d)          no material adverse effect has occurred with respect to the Assets or with respect to Scorpio or Goldwedge LLC;

(e)          the parties to the Asset Purchase Agreement have provided each other with duly executed officer’s certificates;

(f)          the parties to the Asset Purchase Agreement have received and are reasonably satisfied with documentation required to close the Sale Transaction;

(g)          Waterton will have entered into an agreement with Scorpio to restructure the debt of the Corporation and other rights of Waterton in relation to the Assets on terms that are acceptable to Scorpio, and;

(h)          Waterton will have released the Corporation and its affiliates from its obligations in connection with any debt owed to Waterton and other rights of Waterton in relation to the Assets.

Indemnification

The Asset Purchase Agreement contains indemnification provisions.

Scorpio and Goldwedge LLC, on a joint and several basis agree to indemnify, defend and hold harmless the Corporation, Manhattan and their affiliates including their respective employees, officers, directors, representatives and agents in respect of certain losses suffered by them. The Corporation and Manhattan, on a joint and several basis agree to indemnify, defend and hold harmless Scorpio, Goldwedge LLC and their affiliates including their respective employees, officers, directors, representatives and agents in respect of certain losses suffered by them.

The parties acknowledge and agree that any party to be indemnified (an “Indemnified Party”) will not be entitled to indemnification, payment of losses suffered by either party or other remedies based on any inaccuracy or breach of representation, warranty, covenant or obligation of any party contained in or made pursuant to the Asset Purchase Agreement in the event that (i) the Indemnified Party was advised of in writing or otherwise had actual knowledge of the inaccuracy or breach of on or prior to the closing date, or (ii) if such inaccuracy or breach could reasonably be expected to have a material adverse effect if the Indemnified Party had been advised in writing or otherwise had actual knowledge of the inaccuracy or breach prior to the time of closing and the Indemnified Party completes the transaction hereunder notwithstanding such inaccuracy or breach. Scorpio and Goldwedge LLC are deemed to have actual knowledge of all documents, files and data made available to them in the electronic documentation site established by the Corporation for the purposes of facilitating the Sale Transaction.

The minimum amount that a single claim for losses suffered by the Corporation or Scorpio, or multiple claims in the aggregate must amount to before a party can invoke the indemnification clauses in the Asset Purchase Agreement is $100,000. The maximum amount of any single claim for losses suffered by the Corporation or Scorpio, or multiple claims in the aggregate which will be covered by the indemnification clauses in the Asset Purchase Agreement is $10,000,000.

The minimum and maximum amounts set out above will not apply in the event of any claim which relates to any Pre-Closing Liabilities (as such term is defined in the Asset Purchase Agreement), or certain environmental liabilities incurred by any of Scorpio, Goldwedge LLC and their respective employees, officers, directors, representatives or agents.

Default and Termination

The Asset Purchase Agreement may be terminated at any time prior to the closing date of the Sale Transaction according to the following:

(a)          by either Scorpio or the Corporation if any governmental entity has issued a claim (which claim the parties hereto shall first use all commercially reasonable efforts to have rescinded, withdrawn or abandoned) which permanently restrains, enjoins or otherwise prohibits the acquisition by Scorpio of any material portion of the Assets, and such claim has become final and cannot be appealed;

(b)          by either Scorpio or the Corporation upon two business days’ written notice given from one party to the other in the event that the closing has not taken place on or before December 15, 2012, unless another date is agreed to in writing by Scorpio and the Corporation (the “Termination Date”) for any reason;

(c)          by either party, if the other party has breached any of its respective representations, warranties, covenants or other agreements contained in the Asset Purchase Agreement, which breach is material and would result in the failure of a condition for the benefit of the party seeking to terminate the Asset Purchase Agreement and which breach has not been cured within 30 days after the giving of written notice by the party seeking to terminate the Asset Purchase Agreement specifying such breach, provided such breach was not known by or made known to the party seeking to terminate the Asset Purchase Agreement prior to the date of the Asset Purchase Agreement. If such a notice has been properly given and such 30-day period would end after the Termination Date, then the Termination Date shall automatically be extended to the date that is five business days after the end of such 30-day period.

In the event of a proper termination of the Asset Purchase Agreement, then, among other things, the Corporation shall be obliged to repay to Scorpio all of the cash advances previously provided by Scorpio.

INFORMATION CONCERNING THE CORPORATION AFTER THE SALE TRANSACTION

The Corporation after the Completion of the Sale Transaction and the Payment of the Debentures Settlement Amount

In the event the Sale Resolution is passed at the Meeting and the Sale Transaction is completed, the Corporation will retain significant assets including, without limitation, the Fondaway Canyon property, the Dixie-Comstock property, tax losses, certain interests in Kentucky and 3,000,000 shares in Scorpio. Funds received as consideration for the Assets will be used to fund ongoing operations and to repay existing creditors.

Directors and Officers and Plan for the Corporation

In the event the Sale Transaction is completed, it is anticipated that the directors and officers of the Corporation will continue to attempt to maximize shareholder value by exploring strategic alternatives in relation to the Corporation’s remaining assets, including, among other things, a sale of all or a portion of the Corporation’s remaining assets, a sale or merger of one or both of the Corporation’s subsidiaries, or a sale or merger of the Corporation itself to a purchaser or partner seeking the benefit of a public company structure for its business and the ability to utilize the Corporation’s and/or its subsidiaries’ tax losses.

However, there can be no assurance that such a purchaser or partner will be identified or that a transaction will be completed, whether in the foreseeable future or at all.

Share Capitalization

The Sale Transaction will not affect the authorized share capital of the Corporation. Upon completion of the Sale Transaction, the same number of Common Shares would be issued and outstanding.

Status as a Reporting Issuer

The Common Shares currently trade on the OTCBB. If the Sale Transaction proceeds, the Common Shares will continue to trade on the OTCBB and the Corporation will continue to be a reporting issuer in Canada and will continue to file reports in the United States under the U.S. Securities Exchange Act of 1934, as amended.

DISSENT RIGHTS

Registered shareholders are entitled to dissent from the Sale Resolution.

The following is only a summary of the dissent rights of the shareholders of the Corporation under the CBCA (the “Dissent Rights”), which are technical and complex. A complete copy of the Dissent Rights is attached as Appendix A to this Circular. It is suggested that registered shareholders who wish to exercise their Dissent Rights seek legal advice, as failure to comply strictly with the provisions of the CBCA may result in the loss or unavailability of their Dissent Rights.

Section 190 of the CBCA provides registered shareholders of a corporation with the right to dissent from certain resolutions that effect extraordinary corporate transactions or fundamental corporate changes, including the sale of all or substantially all of the assets of a corporation (“Dissenting Shareholders”). Any registered shareholder who dissents from the Sale Resolution in compliance with section 190 of the CBCA will be entitled, in the event the Sale Transaction is completed, to be paid by the Corporation the fair value of the Common Shares held by such Dissenting Shareholder determined as of the close of business on the last business day (in Toronto) before the date of the Meeting.

Anyone who is a beneficial owner of Common Shares registered in the name of an intermediary and who wishes to dissent should be aware that only registered shareholders are entitled to exercise Dissent Rights. A non-registered shareholder who wishes to exercise Dissent Rights should contact the intermediary with whom the non-registered shareholder deals in respect of its Common Shares. A registered shareholder who holds Common Shares as nominee for one or more beneficial owners, one or more of whom wish to exercise Dissent Rights, must exercise such Dissent Rights on behalf of such holder(s). In such case, a notice from the registered shareholder on behalf of the non-registered shareholder should specify the number of Common Shares covered by it (a “Dissent Notice”). A Dissenting Shareholder may only dissent with respect to all the Common Shares held on behalf of any one beneficial owner and registered in the name of the Dissenting Shareholder.

The filing of a Dissent Notice does not deprive a registered shareholder of the right to vote; however, a registered shareholder who has submitted a Dissent Notice and who votes in favour of the Sale Resolution will no longer be considered a Dissenting Shareholder with respect to Common Shares voted in favour of the Sale Resolution. If such Dissenting Shareholder votes in favour of the Sale Resolution in respect of a portion of the Common Shares registered in his, her or its name and held by same on behalf of any one beneficial owner, such vote approving the Sale Resolution will be deemed to apply to the entirety of Common Shares held by such Dissenting Shareholder in the name of that beneficial owner, given that section 190 of the CBCA provides there is no right of partial dissent. The CBCA does not provide and the Corporation does not assume that a vote against any of the Sale Resolution constitutes a Dissent Notice. A registered shareholder need not vote its Common Shares against the Sale Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote in favour of the Sale Resolution does not constitute a Dissent Notice. However, any proxy granted by a registered shareholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Sale Resolution, should be validly revoked in order to prevent the proxyholder from voting such Common Shares in favour of the Sale Resolution and thereby causing the registered shareholder to forfeit its Dissent Rights.

The rights provided to Dissenting Shareholders by section 190 of the CBCA and the procedure for compliance are set forth in Appendix A to this Circular. Registered shareholders who wish to dissent are referred to Appendix A.

A shareholder may only exercise its Dissent Rights under section 190 of the CBCA in respect of Common Shares which are registered in that shareholder’s name. Failure to comply strictly with the provisions of the CBCA may result in the loss or unavailability of Dissent Rights

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than those transactions referred to elsewhere in this Circular or previously disclosed in management information circulars of the Corporation dated at any time since the beginning of its last completed financial year, management of the Corporation is not aware of any director or officer of the Corporation or any associate or affiliate of any such director or officer that has a material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

No individual who is or, at any time during the Corporation’s most recently completed financial year, was a director or executive officer of the Corporation, and no associate of any such director or executive officer is, or at any time since the beginning of the Corporation’s most recent financial year, was indebted to the Corporation or any of its subsidiaries, other than as set forth herein.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than those transactions referred to elsewhere in this Circular or previously disclosed in management information circulars of the Corporation dated at any time since the beginning of its last completed financial year, management of the Corporation is not aware of any "informed person" (as such term is defined in applicable securities laws) or any associate or affiliate of any informed person that has or had a material interest, direct or indirect, in any transaction since the beginning of the Corporation's last completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Management of the Corporation knows of no matters to come before the Meeting other than as set forth in the Notice of Special Meeting. However, if other matters, which are not known to management, should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be obtained from the Corporation’s website at http://www.royalstandardminerals.com or by accessing the Corporation’s profile on SEDAR at www.sedar.com. Shareholders may contact the Corporation at: Attn: Corporate Secretary, Royal Standard Minerals Inc., 36 Toronto Street, Suite 1000, Toronto, Ontario, Canada, M5C 2C5 to request copies of the Corporation’s financial statements and management’s discussion and analysis, free of charge.

Financial information is provided in the Corporation’s comparative financial statements and management’s discussion and analysis for its most recently completed financial year.

__________________

APPROVAL

The contents and the sending of this Circular have been approved by the Board of Directors.

DATED at Toronto, Ontario, November 1, 2012.

By Order of the Board of Directors
ROYAL STANDARD MINERALS INC.

“Philip Gross”

President and Chief Executive Officer

APPENDIX A
CANADA BUSINESS CORPORATIONS ACT SECTION 190

Right to dissent

190.(1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a)          amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b)          amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c)          amalgamate otherwise than under section 184;

(d)          be continued under section 188;

(e)          sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f)          carry out a going-private transaction or a squeeze-out transaction.

Further right

(2)          A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

If one class of shares

(2.1)        The right to dissent described in subsection (2) applies even if there is only one class of shares.

Payment for shares

(3)          in addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

No partial dissent

(4)          A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(5)          A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

Notice of resolution

(6)          The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for payment

(7)          A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a)          the shareholder’s name and address;

(b)          the number and class of shares in respect of which the shareholder dissents; and

(c)          a demand for payment of the fair value of such shares.

Share certificate

(8)          A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Forfeiture

(9)          A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

Endorsing certificate

(10)         A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

Suspension of rights

(11)         On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a)          the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b)          the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c)          the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

Offer to pay

(12)         A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a)          a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b)          if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same terms

(13)         Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

Payment

(14)         Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Corporation may apply to court

(15)         Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application to court

(16)         If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

Venue

(17)         An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No security for costs

(18)         A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

Parties

(19)         On an application to a court under subsection (15) or (16),

(a)          all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b)          the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court

(20)         On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

Appraisers

(21)         A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(22)         The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest

(23)         A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies

(24)         If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Effect where subsection (26) applies

(25)         If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a)          withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b)          retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation

(26)         A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)          the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)          the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

R.S., 1985, c. C-44, s. 190;

1994, c. 24, s. 23;

2001, c. 14, ss. 94, 134(F), 135(E);

2011, c. 21, s. 60(F).

APPENDIX B
SALE RESOLUTION

WHEREAS Royal Standard Minerals Inc. (the “Corporation”) and its wholly-owned subsidiary, Manhattan Mining Co., have entered into a definitive asset purchase and sale agreement dated October 10, 2012 (the “Asset Purchase Agreement”) with Scorpio Gold Corporation (“Scorpio”) and Scorpio’s wholly-owned subsidiary, Goldwedge LLC, to sell their Goldwedge and Piñon property interests and the assets related thereto (the “Assets”).

AND WHEREAS the Corporation will receive as consideration from Scorpio $1.25 million in cash (with certain amounts to be held back by Scorpio due to previous advances and additional specified hold back amounts), 3 million common shares of Scorpio and the assumption by Scorpio of approximately US$12 million in principal and all interest, fees and other amounts due on such principal currently owing by the Corporation to Waterton Global Value, L.P., the Corporation’s principal creditor.

NOW THEREFORE BE IT RESOLVED, AS A SPECIAL RESOLUTION:

1.	THAT the sale of the Assets pursuant to the Asset Purchase Agreement is hereby approved pursuant to Section 189(3) of the Canada Business Corporations Act;

2.	THAT the Asset Purchase Agreement and all of the transactions contemplated thereby be and are hereby ratified, confirmed and approved;

3.

THAT the Board of Directors of the Corporation is hereby authorized to approve any amendment or supplement to the terms and conditions of the Asset Purchase Agreement, as the Board of Directors in its sole discretion considers necessary or desirable and the Board of Directors further retains at all times the authority to suspend this resolution or declare same to be of no effect should it be of the view, based upon its appreciation of any change in circumstances, that it would be in the best interest of the Corporation to abandon the consummation of the Sale Transaction and terminate the Asset Purchase Agreement without any further approval of the shareholders of the Corporation; provided that the Corporation shall provide written notice of any such amendment, supplement or suspension to the shareholders of the Corporation as soon as reasonably practicable following any determination to amend or supplement the Asset Purchase Agreement or suspend this resolution;

4.

THAT any director or officer of the Corporation, acting alone, is hereby authorized, for and on behalf and in the name of the Corporation, to sign, execute or cause to be executed and deliver or cause to be delivered all such other deeds, documents, instruments and writings and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to this resolution, to the Asset Purchase Agreement and the Sale Transaction in accordance with the terms thereof, including: (i) all actions required to be taken by or on behalf of the Corporation, and all the necessary filings and the obtaining of the necessary approvals, consents and acceptances of appropriate regulatory authorities; and (ii) the signing of the certificates, consents and other documents or declarations required under the Asset Purchase Agreement or otherwise to be entered into by the Corporation; and

5.

THAT notwithstanding that this resolution has been passed by the shareholders of the Corporation, the directors of the Corporation are hereby authorized and empowered without further notice or approval of the shareholders of the Corporation (i) to amend the Asset Purchase Agreement; (ii) not to proceed with the Sale Transaction at any time; and (iii) to revoke this special resolution at any time prior to the Sale Transaction becoming effective.

B-1

APPENDIX C
FAIRNESS OPINION

October 11, 2012

The Board of Directors of
Royal Standard Minerals Inc.

Dear Sirs:

BayFront Capital Partners Ltd. (“BayFront”) understands that Royal Standard Minerals Inc. (“Royal Standard” or “the Company”) and its wholly-owned subsidiary, Manhattan Mining Co., and Scorpio Gold Corporation (“Scorpio”) and its wholly-owned subsidiary, Goldwedge LLC, have entered into a definitive agreement, dated October 10, 2012 (the “Agreement”) whereby Scorpio will acquire the Company’s Goldwedge and Piñon property interests and the assets related thereto (the “Assets”).

The Agreement

Pursuant to the Agreement, Scorpio will acquire the Assets for (i) $1.25 million in cash; (ii) 3 million common shares of Scorpio; and (iii) the assumption of approximately US$12 million in principal and all interest, fees and other amounts due on such principal currently owing by Royal Standard to Waterton Global Value, L.P. (“Waterton”), the Company's principal creditor (the “Transaction”).

The Transaction is subject to certain conditions including, but not limited to:

a)	the entering into of ancillary agreements and the completion of documentation relating thereto;
b)	Waterton consenting to the transaction and agreeing to terms acceptable to Scorpio on Scorpio's assumption of the outstanding debt and royalty obligations outstanding to Waterton;
c)	the receipt of all requisite regulatory approvals including the approval of the TSX Venture Exchange; and
d)	the receipt of requisite approval from Royal Standard's shareholders.

BayFront’s Engagement

The board of directors of Royal Standard (the “Board”) formally retained BayFront to act as its financial advisor in respect of the Transaction pursuant to an engagement letter (the “Engagement Letter”) dated July 18, 2012 to, amongst other things, deliver, at the request of the Board an opinion (the “Opinion”) as to whether the consideration to be paid to the shareholders of Royal Standard in connection with the Transaction is fair from a financial point of view to the shareholders of Royal Standard.

The Engagement Letter provides that BayFront was to perform such financial advisory services as are required by and/or reasonably requested by the Board including, amongst other things the following:

a)

prepare and deliver a written opinion to the Board, commenting on the fairness, from a financial point of view, of the consideration payable under the Transaction to the shareholders of the Company, with such amendments and revisions thereto as may be requested by the Board in connection with any subsequent or amended Transaction;

b)	proactively seek out parties interested in entering into a Transaction with the Company; and
c)	respond to inquiries from interested parties.

The Engagement Letter provides for BayFront to receive from Royal Standard, for the services provided thereunder, a fee in respect of which a portion is contingent on the delivery of the Opinion but not dependent upon the conclusions reached by BayFront herein or the successful completion of the Transaction, as well as reimbursement of all reasonable legal and out-of-pocket expenses. The fee received by BayFront in connection with the Engagement Letter is not material to BayFront. In addition, BayFront and its affiliates and their respective directors, officers, partners, employees, agents and controlling persons are to be indemnified by Royal Standard under certain circumstances from and against certain potential liabilities arising out of the performance of professional services rendered to Royal Standard. BayFront may in the future in the ordinary course of business seek to perform financial advisory services or corporate finance services for Royal Standard and its associates from time to time.

BayFront has not been engaged to prepare, and has not prepared, a valuation or appraisal of Royal Standard or Scorpio, or any of their respective assets, securities or liabilities (whether on a stand alone basis or as a combined entity), and the Opinion should not be construed as such. Furthermore, the Opinion is not, and should not be construed as, advice as to the price at which the common shares of Scorpio (before or after the announcement or completion of the Transaction) may trade at any future date. BayFront was similarly not engaged to review any legal, tax or accounting aspects of the Transaction and accordingly expresses no view thereon. We have assumed, with your agreement, that the Transaction is not a “related party transaction” as defined in Multilateral Instrument 61-101 (“MI 61-101”) and, accordingly, the Transaction is not subject to the valuation requirements under MI 61-101.

Credentials of BayFront

BayFront is an Exempt Market Dealer. BayFront is a leading independent Canadian investment dealer focused on investment banking and institutional equities for corporate clients and institutional investors. As part of our investment banking activities, we have been engaged in the valuation of securities and the preparation of fairness opinions in connection with mergers and acquisitions and private placements of listed and unlisted securities and regularly engage in underwriting and secondary trading of securities in connection with a variety of transactions. BayFront is not in the business of providing auditing services and is not controlled by a financial institution.

The Opinion expressed herein represents the opinion of BayFront and the form and content hereof have been approved for release by a group of professionals of BayFront, each of whom is experienced in merger, acquisition, divestiture, restructurings, valuation and fairness opinion matters.

This Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Industry Regulatory Organization of Canada (“IIROC”) but IIROC has not been involved in the preparation or review of this fairness opinion.

Independence of BayFront

None of BayFront, its affiliates or associates, is an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of Scorpio or Royal Standard or of any of their respective subsidiaries, associates or affiliates. BayFront has been retained by Royal Standard to provide financial advisory services pursuant to the terms of the Engagement Letter, which includes the delivery of the Opinion to the Board in respect of the Transaction.

BayFront may, in the ordinary course of its business, provide financial advisory or investment banking services to Royal Standard and/or Scorpio or any of their respective affiliates from time to time. In addition, in the ordinary course of its business, BayFront acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have, today, or in the future, positions in the securities of Royal Standard and/or Scorpio or their respective affiliates or associates and, from time to time, may have executed or may execute transactions on behalf of Royal Standard or Scorpio or other clients for which it received or may receive compensation. In addition, as an investment dealer, BayFront conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to Royal Standard and/or Scorpio or their respective affiliates or associates.

Scope of Review

BayFront has acted as financial advisor to the Board in respect of the Transaction and certain related matters. In this context, and for the purpose of preparing the Opinion, we have analyzed financial, operational and other information relating to the Company and Scorpio, including information derived from meetings and discussions with the management of the company. BayFront has not conducted any independent investigations to verify the accuracy and completeness thereof.

In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

a)	Reviewed the Agreement as it relates to financial matters;
b)	Reviewed and analyzed certain publicly available financial statements, technical information, regulatory announcements and other information of Royal Standard and Scorpio;
c)	Reviewed various equity research reports and industry sources regarding Royal Standard and Scorpio;
d)

Reviewed certain internal financial models, analyses, forecasts and projections prepared by the management of Royal Standard relating to its business and that of Scorpio and the merged entity (“Management Analysis”);

e)	Performed our financial advisory services in accordance with the terms of the Engagement Letter;
f)

Performed a comparison of the consideration to be paid to the shareholders of Royal Standard and the implied exchange ratio (“Exchange Ratio”) to the recent trading levels of Scorpio and Royal Standard ;

g)	Performed a comparison of the Exchange Ratio to the various financial, operational, trading and technical measures on a relative basis based on Management Analysis;
h)	Discussed with the management of Royal Standard concerning Royal Standard’s current business plan, its financial condition and its future business prospects; and
i)	Considered such other corporate, industry and financial market information, and conducted such investigations and analyses as BayFront considered necessary or appropriate in the circumstances.

In its assessment, BayFront looked at several methodologies, analyses and techniques and used a blended approach to determine its opinion on the Transaction. BayFront based the Opinion upon a number of quantitative and qualitative factors.

BayFront has not, to the best of its knowledge, been denied access by Royal Standard to any information requested. BayFront did not meet with the auditors or technical consultants of Royal Standard or Scorpio and has assumed the accuracy and fair presentation of the audited comparative consolidated financial statements and technical reports of both entities.

Assumptions and Limitations

With Royal Standard’s approval and as provided for in the Engagement Letter, BayFront has relied upon and has assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions, materials and representations obtained by BayFront from public sources, including information relating to Royal Standard, or provided to BayFront by Royal Standard, its subsidiaries, and the respective directors, officers, associates, affiliates, consultants, representatives or advisors thereof or otherwise pursuant to our engagement (verbal or written) (collectively referred to as the “Information”) and the Opinion is conditional upon such completeness, accuracy and fairness. Subject to the exercise of professional judgment and except as expressly described herein, BayFront has not attempted to verify independently the accuracy or completeness of any such Information. Senior officers of Royal Standard have represented to BayFront, among other things, that the Information is complete, true and correct as at the date the Information was provided to BayFront and did not, and does not, contain a misrepresentation, and that, since the date of the Information, there has been no material change, financial or otherwise, in the position of Royal Standard, or in its respective assets, liabilities (contingent or otherwise), business, operations or prospects fact that has not been disclosed to BayFront and there has been no change in any material fact or no new material fact that has not been disclosed to BayFront which is of a nature as to render the Information or any part of the Information untrue or misleading in any material respect or which could reasonably be expected to have a material effect on the Opinion.

With respect to information regarding strategic plans, financial forecasts, projections, models, estimates and/or budgets provided to BayFront and used in BayFront’s analysis, we note that projecting future results of any company is inherently subject to uncertainty. We have assumed, however, that such forecasts, projections, estimates and/or budgets were prepared using the assumptions identified therein, which, in the opinion of management of Royal Standard and Scorpio, are, or were at the time and continue to be, reasonable in the circumstances.

The Transaction is subject to a number of conditions outside the control of Royal Standard and Scorpio and BayFront has assumed any and all conditions precedent, contractual or otherwise, to the completion of the Transaction can be satisfied in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualification and that the Transaction can proceed (legally and otherwise) as currently planned and scheduled and without material additional cost to Royal Standard or Scorpio or liability of Royal Standard or Scorpio to third parties. BayFront has further assumed that neither Royal Standard nor Scorpio will incur any material liability or obligation as a result of the completion of the Transaction and that the procedures being followed to implement the Transaction are valid and effective, and in accordance with applicable laws and that the disclosure of Royal Standard, Scorpio and/or the Transaction in any disclosure documents will be accurate and will comply with the requirements of applicable laws. In rendering the Opinion, BayFront expresses no view as to the likelihood that any conditions respecting the Transaction will be satisfied or waived or that the Transaction will be implemented on a timely basis.

The Opinion is rendered as of October 5, 2012 and is re-affirmed as of October 11, 2012 on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof, and the condition and prospects, financial and otherwise, of Royal Standard and Scorpio as they were reflected in the Information and as they were represented to BayFront in discussions with the management, officers and directors of Royal Standard. In rendering the Opinion, BayFront has assumed that there are no undisclosed material facts or misrepresentation relating to Royal Standard and Scorpio, or their businesses, operations, capital or future prospects. Any changes therein may affect the Opinion and, although BayFront reserves the right to change or withdraw the Opinion in such event, we disclaim any obligation to advise any person of any change that may come to our attention or to update the Opinion after today. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, BayFront reserves the right to change, modify or withdraw the Opinion.

The Opinion has been provided solely for the use of the Board for the purposes of considering the Transaction and may not be used by any other person or relied upon by any other person or for any other purpose. The Opinion does not constitute a recommendation to the Board or to any shareholder of Royal Standard as to whether shareholders of Royal Standard should vote in favour of the Transaction. The Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without the express written consent of BayFront, except that we consent to the inclusion in any information circular, of the Opinion in its entirety and to any accompanying disclosure that we approve in advance. BayFront considered the Transaction from a financial point of view of Royal Standard and did not consider any other circumstances or views.

BayFront believes that the analyses and factors considered in arriving at the Opinion must be considered as a whole and is not amenable to partial analyses or summary description and that selecting portions of the analyses and the factors considered, without considering all factors and analyses together, could create a misleading view of the process employed and the conclusions reached. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. In arriving at the Opinion, BayFront has not attributed any particular weight to any specific analyses or factor but rather based the Opinion on a number of qualitative and quantitative factors deemed appropriate by BayFront based on BayFront’s experience in rendering such opinions.

In our analyses and in connection with the preparation of the Opinion, BayFront has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Transaction. While in the opinion of BayFront, the assumptions used in preparing the Opinion are reasonable in the current circumstances, some or all of these assumptions may prove to be incorrect.

Conclusion and Fairness Opinion

Based upon our analysis and subject to all of the foregoing and such other matters as we have considered relevant, BayFront is of the opinion that, as of October 5, 2012 and re-affirmed as of the date hereof, the consideration to be paid by Scorpio pursuant to the Transaction is fair, from a financial point of view, to the shareholders of Royal Standard. The Opinion has been provided solely for the use of the Board for the purposes of considering the Transaction and may not be used or relied upon by any other person or for any other purpose without the express prior written consent of BayFront.

Yours very truly,

(signed) BayFront Capital Partners Ltd.

BayFront Capital Partners Ltd.